UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Richardson, Nancy
   6300 Bridgepoint Parkway
   Building Three, Suite 200
   Austin, TX 78730

2. Date of Event Requiring Statement (Month/Day/Year)
   5/18/98

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   PSW Technologies, Inc. (PSWT)

5. Relationship of Reporting Person to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) VP, General Counsel and Secretary

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
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1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------

Table II   Derivative Securitites Beneficially Owned
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1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      (1)       05/18/08  Common Stock                 15,200     $6.1250    D           Direct
(right to buy)
Non-Qualified Stock Option      (2)       06/02/01  Common Stock                 4,800      $9.0000    D           Direct
(right to buy)

Explanation of Responses:

-
(1)Options to purchase 15,200 shares become exercisable in four (4) equal annual installments commencing on May 18, 1999.

(2) Options to purchase 4,800 shares become exercisable in sixteen (16) equal quarterly installments commencing on September 2, 1997.

SIGNATURE OF REPORTING PERSON
/S/ Richardson, Nancy
DATE 05/28/98